FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Financial report for 2010

Financial Report

Financial Report

Santander

2010

January - December

Santander

Gross income
Million euros

33,489
39,381
42,049
+6.8%
2008
2009
2010

Net operating income
Million euros

18,540
22,960
23,853
+3.9%
2008
2009
2010

Attributable profit
Million euros

8,876
8,943
8,181[1]
-8.5%
2008
2009
2010

Earnings per share
Euros

1.2207
1.0454
0.9418[1]
-9.9%
2008
2009
2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 0.9961 euros; -4.7%

Efficiency ratio
%

44.6
41.7
43.3
+1.6 p.p.
2008
2009
2010

Core capital
%

7.5
8.6
8.8
+0.2 p.p.
2008
2009
2010

Distribution of attributable profit by geographic segment
2010

Other Latin America: 6%
Sovereign: 4%
Retail Spain: 15%
Chile: 6%
Portugal: 4%
Mexico: 6%
Germany: 4%
Other Retail Europe: 3%
Global business Europe: 9%
Brazil: 25%
United Kingdom: 18%
Continental Europe: 35%

Distribution of attributable profit by business segment
2010

Asset Management and Insurance: 4%
Retail Spain: 15%
Global Wholesale Banking: 24%
Other Retail Europe: 10%
Retail Sovereign: 4%
Retail United Kingdom: 14%
Retail Latin America: 29%
Retail Banking: 72%

     Financial Report          January — December 2010

Key consolidated data

	2010	2009	Amount	(%)	2008

Balance sheet (Million euros)

Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632
Net customer loans	724,154	682,551	41,603	6.1	626,888
Customer funds under management	985,269	900,057	85,213	9.5	826,567
Shareholders’ equity	75,273	70,006	5,267	7.5	63,768
Total managed funds	1,362,289	1,245,420	116,870	9.4	1,168,355

Income statement (Million euros)

Net interest income	29,224	26,299	2,926	11.1	20,945
Gross income	42,049	39,381	2,668	6.8	33,489
Net operating income	23,853	22,960	893	3.9	18,540
Profit from continuing operations	9,129	9,427	(299)	(3.2)	9,030
Attributable profit to the Group	8,181	8,943	(762)	(8.5)	8,876

EPS, profitability and efficiency (%)

EPS (euro)	0.9418	1.0454	(0.1036)	(9.9)	1.2207
Diluted EPS (euro)	0.9356	1.0382	(0.1026)	(9.9)	1.2133
ROE	11.80	13.90			17.07
ROA	0.76	0.86			0.96
RoRWA	1.55	1.74			1.87
Efficiency ratio (with amortisations)	43.3	41.7			44.6

BIS II ratios and NPL ratios (%)

Core capital	8.8	8.6			7.5
Tier I	10.0	10.1			9.1
BIS ratio	13.1	14.2			13.3
NPL ratio	3.55	3.24			2.04
NPL coverage	73	75			91

Market capitalisation and shares

Shares outstanding (millions at period-end)	8,329	8,229	100	1.2	7,994
Share price (euros)	7.928	11.550	(3.622)	(31.4)	6.750
Market capitalisation (million euros)	66,033	95,043	(29,010)	(30.5)	53,960
Book value (euro)	8.58	8.04			7.58
Price / Book value (X)	0.92	1.44			0.89
P/E ratio (X)	8.42	11.05			5.53

Other data

Number of shareholders	3,202,324	3,062,633	139,691	4.6	3,034,816
Number of employees	178,869	169,460	9,409	5.6	170,961
Continental Europe	54,518	49,870	4,648	9.3	48,467
o/w: Spain	33,694	33,262	432	1.3	34,492
United Kingdom	23,649	22,949	700	3.1	24,379
Latin America	89,526	85,974	3,552	4.1	96,405
Sovereign	8,647	8,847	(200)	(2.3)	—
Corporate Activities	2,529	1,820	709	39.0	1,710
Number of branches	14,082	13,660	422	3.1	13,390
Continental Europe	6,063	5,871	192	3.3	5,998
o/w: Spain	4,848	4,865	(17)	(0.3)	5,022
United Kingdom	1,416	1,322	94	7.1	1,303
Latin America	5,882	5,745	137	2.4	6,089
Sovereign	721	722	(1)	(0.1)	—

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January 24, 2011, following a favourable report from the Audit and Compliance Committee on January 19, 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Note:	Capital gains and extraordinary allowances in 2009 and 2008 are shown separately as “net of capital gains and extraordinary allowances”.
January — December 2010          Financial Report

Consolidated financial report
Income statement

			Variation
Million euros	2010	2009	Amount	(%)	2008

Net interest income	29,224	26,299	2,926	11.1	20,945

Dividends	362	436	(74)	(17.0)	553
Income from equity-accounted method	17	(1)	17	—	117
Net fees	9,734	9,080	654	7.2	9,020
Gains (losses) on financial transactions	2,606	3,423	(817)	(23.9)	2,597
Other operating income/expenses	106	144	(38)	(26.2)	258

Gross income	42,049	39,381	2,668	6.8	33,489

Operating expenses	(18,196)	(16,421)	(1,775)	10.8	(14,949)
General administrative expenses	(16,256)	(14,825)	(1,431)	9.7	(13,580)
Personnel	(9,330)	(8,450)	(879)	10.4	(7,758)
Other general administrative expenses	(6,926)	(6,374)	(552)	8.7	(5,822)
Depreciation and amortisation	(1,940)	(1,596)	(344)	21.5	(1,370)

Net operating income	23,853	22,960	893	3.9	18,540

Net loan-loss provisions	(10,258)	(9,484)	(774)	8.2	(6,601)
Impairment losses on other assets	(471)	(402)	(69)	17.3	(91)
Other income	(1,072)	(1,311)	239	(18.2)	(426)

Profit before taxes (w/o capital gains)	12,052	11,764	288	2.4	11,421

Tax on profit	(2,923)	(2,336)	(587)	25.1	(2,391)

Profit from continuing operations (w/o capital gains)	9,129	9,427	(299)	(3.2)	9,030

Net profit from discontinued operations	(27)	31	(58)	—	319

Consolidated profit (w/o capital gains)	9,102	9,458	(356)	(3.8)	9,349

Minority interests	921	516	405	78.6	473

Attributable profit to the Group (w/o capital gains)	8,181	8,943	(762)	(8.5)	8,876

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group (1)	8,181	8,943	(762)	(8.5)	8,876

EPS (euros) (1)	0.9418	1.0454	(0.1036)	(9.9)	1.2207
Diluted EPS (euros)	0.9356	1.0382	(0.1026)	(9.9)	1.2133

Pro memoria:
Average total assets	1,190,361	1,099,018	91,343	8.3	970,413
Average shareholders’ equity	69,334	64,335	4,999	7.8	51,986

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 8,653 million (-3.2%) and EPS EUR 0.9961 (-4.7%).
     Financial Report          January — December 2010

Consolidated financial report
Quarterly

Million euros	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378	7,396	7,329

Dividends	87	153	94	102	47	144	60	111
Income from equity-accounted method	(13)	10	1	2	3	5	5	4
Net fees	2,164	2,374	2,291	2,252	2,326	2,483	2,481	2,445
Gains (losses) on financial transactions	862	977	777	806	724	567	599	715
Other operating income/expenses	80	16	19	29	38	38	22	9

Gross income	9,221	10,147	10,004	10,010	10,260	10,614	10,563	10,613

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)	(4,687)	(4,698)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)	(4,206)	(4,168)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)	(2,408)	(2,421)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)	(1,798)	(1,746)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)	(481)	(531)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066	5,876	5,915

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)	(2,935)	(2,404)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)	(41)	(310)
Other income	(278)	(232)	(418)	(382)	(331)	(362)	(364)	(16)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158	2,535	3,186

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)	(634)	(874)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477	1,901	2,311

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)	(4)	(10)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476	1,897	2,301

Minority interests	99	113	97	207	212	246	262	201

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230	1,635	2,101

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—	—

Attributable profit to the Group (1)	2,096	2,423	2,221	2,202	2,215	2,230	1,635	2,101

EPS (euros) (1)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574	0.1884	0.2408
Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558	0.1854	0.2406

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

(1).-	In 3T’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 2,107 million and EPS EUR 0.2429.
January — December 2010          Financial Report

Consolidated financial report
Net fees

			Variation
Million euros	2010	2009	Amount	(%)	2008

Commissions from services	5,632	5,267	366	6.9	4,799
Mutual & pension funds	1,267	1,178	89	7.5	1,627
Securities services	784	774	10	1.3	732
Insurance	2,051	1,861	190	10.2	1,862

Net fees	9,734	9,080	654	7.2	9,020

Operating expenses

			Variation
Million euros	2010	2009	Amount	(%)	2008

Personnel expenses	9,330	8,450	879	10.4	7,758
General expenses	6,926	6,374	552	8.7	5,822
Information technology	798	786	12	1.6	668
Communications	670	632	39	6.1	609
Advertising	634	594	39	6.6	632
Buildings and premises	1,553	1,405	148	10.6	1,167
Printed and office material	178	209	(31)	(14.8)	173
Taxes (other than profit tax)	376	313	63	20.2	284
Other expenses	2,718	2,436	282	11.6	2,290

Personnel and general expenses	16,256	14,825	1,431	9.7	13,580

Depreciation and amortisation	1,940	1,596	344	21.5	1,370

Total operating expenses	18,196	16,421	1,775	10.8	14,949

Net loan-loss provisions

			Variation
Million euros	2010	2009	Amount	(%)	2008

Non performing loans	11,457	10,516	942	9.0	7,306
Country-risk	2	(117)	119	—	100
Recovery of written-off assets	(1,201)	(915)	(287)	31.3	(805)

Total	10,258	9,484	774	8.2	6,601

     Financial Report          January — December 2010

Consolidated financial report
Balance sheet

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08
Asset
Cash on hand and deposits at central banks	77,785	34,889	42,896	122.9	45,781

Trading portfolio	156,762	135,054	21,707	16.1	151,817
Debt securities	57,871	49,921	7,951	15.9	43,896
Customer loans	755	10,076	(9,321)	(92.5)	684
Equities	8,850	9,248	(398)	(4.3)	6,272
Trading derivatives	73,069	59,856	13,212	22.1	95,815
Deposits from credit institutions	16,216	5,953	10,263	172.4	5,150

Other financial assets at fair value	39,480	37,814	1,667	4.4	25,817
Customer loans	7,777	8,329	(551)	(6.6)	8,973
Other (deposits at credit institutions, debt securities and equities)	31,703	29,485	2,218	7.5	16,844

Available-for-sale financial assets	86,235	86,621	(386)	(0.4)	48,920
Debt securities	79,689	79,289	399	0.5	42,548
Equities	6,546	7,331	(785)	(10.7)	6,373

Loans	768,858	736,746	32,112	4.4	699,615
Deposits at credit institutions	44,808	57,641	(12,833)	(22.3)	64,731
Customer loans	715,621	664,146	51,475	7.8	617,231
Debt securities	8,429	14,959	(6,530)	(43.7)	17,653

Investments	273	164	108	65.9	1,323

Intangible assets and property and equipment	14,584	11,774	2,810	23.9	10,289

Goodwill	24,622	22,865	1,757	7.7	18,836

Other	48,901	44,602	4,300	9.6	47,233

Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	136,772	115,516	21,255	18.4	136,620
Customer deposits	7,849	4,658	3,191	68.5	4,896
Marketable debt securities	365	586	(221)	(37.7)	3,570
Trading derivatives	75,279	58,713	16,566	28.2	89,167
Other	53,279	51,559	1,719	3.3	38,987

Other financial liabilities at fair value	51,020	42,371	8,648	20.4	28,639
Customer deposits	27,142	14,636	12,506	85.4	9,318
Marketable debt securities	4,278	4,887	(609)	(12.5)	5,191
Due to central banks and credit institutions	19,600	22,848	(3,248)	(14.2)	14,130

Financial liabilities at amortized cost	898,969	823,403	75,566	9.2	770,008
Due to central banks and credit institutions	79,537	73,126	6,410	8.8	79,795
Customer deposits	581,385	487,681	93,703	19.2	406,015
Marketable debt securities	188,229	206,490	(18,261)	(8.8)	227,642
Subordinated debt	30,475	36,805	(6,330)	(17.2)	38,873
Other financial liabilities	19,343	19,300	43	0.2	17,681

Insurance liabilities	10,449	16,916	(6,467)	(38.2)	16,850

Provisions	15,660	17,533	(1,873)	(10.7)	17,736

Other liability accounts	23,717	20,919	2,798	13.4	19,777

Total liabilities	1,136,586	1,036,659	99,927	9.6	989,630

Shareholders’ equity	77,334	71,832	5,502	7.7	65,887
Capital stock	4,165	4,114	50	1.2	3,997
Reserves	66,258	61,071	5,187	8.5	55,707
Attributable profit to the Group	8,181	8,943	(762)	(8.5)	8,876
Less: dividends	(1,270)	(2,297)	1,027	(44.7)	(2,693)

Equity adjustments by valuation	(2,315)	(3,165)	850	(26.9)	(8,300)

Minority interests	5,896	5,204	692	13.3	2,415

Total equity	80,914	73,871	7,044	9.5	60,001

Total liabilities and equity	1,217,501	1,110,529	106,971	9.6	1,049,632

Distribution of total assets by geographic segment
January — December 2010           Financial Report

Consolidated financial report
Customer loans

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08

Public sector	12,137	9,803	2,335	23.8	7,668
Other residents	217,497	222,355	(4,858)	(2.2)	230,783
Commercial bills	11,146	11,134	11	0.1	14,874
Secured loans	127,472	125,397	2,076	1.7	123,566
Other loans	78,879	85,824	(6,945)	(8.1)	92,343
Non-resident sector	514,217	468,267	45,950	9.8	400,903
Secured loans	311,048	286,381	24,667	8.6	229,761
Other loans	203,168	181,886	21,283	11.7	171,142

Gross customer loans	743,851	700,424	43,427	6.2	639,354

Loan-loss allowances	19,697	17,873	1,824	10.2	12,466

Net customer loans	724,154	682,551	41,603	6.1	626,888

Pro memoria: Doubtful loans	27,908	24,027	3,880	16.1	13,968
Public sector	42	18	25	138.5	1
Other residents	12,106	9,898	2,208	22.3	6,208
Non-resident sector	15,759	14,111	1,648	11.7	7,759

Credit risk management*

			Variation
Million euros	31.12.10	31.12.09	Amount		(%)	31.12.08

Non-performing loans	28,522	24,554	3,969		16.2	14,191
NPL ratio (%)	3.55	3.24	0.31p.			2.04
Loan-loss allowances	20,748	18,497	2,251		12.2	12,863
Specific	14,901	11,770	3,131		26.6	6,682
Generic	5,846	6,727	(881)		(13.1)	6,181
NPL coverage (%)	73	75	(3p.	)		91
Credit cost (%) **	1.56	1.57	(0.01p.	)		1.16

Ordinary non-performing and doubtful loans ***	18,061	17,641	420		2.4	10,626
NPL ratio (%) ***	2.28	2.35	(0.07p.	)		1.53
NPL coverage (%) ***	115	105	10p.			121

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets
     Financial Report           January — December 2010

Consolidated financial report
Non-performing loans by quarter

Million euros	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512	27,325	27,195
Net additions	5,290	4,877	4,170	3,897	3,423	3,389	2,895	3,771
Increase in scope of consolidation	1,033	—	—	—	—	—	254	3
Exchange differences	211	370	(302)	610	420	1,307	(1,060)	480
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)	(2,219)	(2,926)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325	27,195	28,522

Group's NPL ratio
%

3.24
3.55
Dec 09
Dec 10

Group's NPL coverage
%

75
73
Dec 09
Dec 10

Spain's NPL ratio
%

3.41
4.24
Dec 09
Dec 10

Spain's NPL coverage
%

73
58
Dec 09
Dec 10

NPLs and loan-loss allowances
Million euros, December 2010

28,522
20,748
Total
5,846
Generic
14,901
Specific
Non-performing loans
Loan-loss allowances

Trading portfolios*. VaR performance
Million euros

40
35
30
25
20
J'10
F
M
A
My
J
Jl
A
S
O
N
D

(*).- Trading activity

Trading portfolios*. VaR by region

Fourth quarter	2010		2009
Million euros	Average	Latest	Average

Total	29,4	29.6	25.0

Europe	21,4	25,1	13,8
USA and Asia	1,3	0,9	1,5
Latin America	12.2	13,9	14,2
Global activities	11,6	10,7	—

(*).-	Trading activity
Trading portfolios*. VaR by market factor

Fourth quarter 2010
Million euros	Min.	Avg.	Max.	Latest

VaR total	26.0	29.4	34.2	29.6

Diversification effect	(19.0)	(24.8)	(33.3)	(27.8)
Interes rate VaR	11.5	14.9	20.7	19.0
Equity VaR	6.2	8.6	12.9	8.8
FX VaR	8.1	11.4	16.6	13.9
Credit spreads VaR	13.9	18.1	23.3	14.7
Commodities VaR	0.5	1.2	1.7	1.0

(*).-	Trading activity
January — December 2010           Financial Report

Consolidated financial report
Customer funds under management

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08

Public sector	9,655	13,293	(3,638)	(27.4)	13,720
Other residents	161,096	126,189	34,907	27.7	117,776
Demand deposits	67,077	61,000	6,077	10.0	51,300
Time deposits	81,145	49,177	31,968	65.0	46,783
REPOs	12,873	16,012	(3,138)	(19.6)	19,693
Non-resident sector	445,625	367,495	78,131	21.3	288,734
Demand deposits	210,490	195,823	14,668	7.5	151,774
Time deposits	197,590	148,485	49,105	33.1	115,620
REPOs	30,623	18,403	12,220	66.4	17,187
Public Sector	6,922	4,784	2,138	44.7	4,153

Customer deposits	616,376	506,976	109,400	21.6	420,229

Debt securities	192,872	211,963	(19,091)	(9.0)	236,403
Subordinated debt	30,475	36,805	(6,330)	(17.2)	38,873

On-balance-sheet customer funds	839,723	755,744	83,979	11.1	695,506

Mutual funds	113,510	105,216	8,293	7.9	90,306
Pension funds	10,965	11,310	(345)	(3.0)	11,128
Managed portfolios	20,314	18,364	1,950	10.6	17,289
Savings-insurance policies	758	9,422	(8,664)	(92.0)	12,338

Other customer funds under management	145,547	144,313	1,234	0.9	131,061

Customer funds under management	985,269	900,057	85,213	9.5	826,567

Mutual funds

Million euros	31.12.10	31.12.09	Var (%)

Spain	34,310	40,616	(15.5)
Portugal	3,209	3,982	(19.4)
United Kingdom	14,369	10,937	31.4
Latin America	61,621	49,681	24.0

Total	113,510	105,216	7.9

Pension funds

Million euros	31.12.10	31.12.09	Var (%)

Spain	9,650	9,912	(2.6)
Portugal	1,315	1,398	(5.9)

Total	10,965	11,310	(3.0)

     Financial Report           January — December 2010

Consolidated financial report
Shareholders’ equity and minority interests

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08

Capital stock	4,165	4,114	50	1.2	3,997
Additional paid-in surplus	29,457	29,305	152	0.5	28,104
Reserves	36,993	31,796	5,197	16.3	28,024
Treasury stock	(192)	(30)	(163)	546.2	(421)

Shareholders’ equity (before profit and dividends)	70,423	65,186	5,237	8.0	59,704

Attributable profit	8,181	8,943	(762)	(8.5)	8,876
Interim dividend distributed	(1,270)	(1,285)	15	(1.2)	(1,711)
Interim dividend not distributed	(2,060)	(2,837)	777	(27.4)	(3,102)

Shareholders’ equity (after retained profit)	75,273	70,006	5,267	7.5	63,768

Valuation adjustments	(2,315)	(3,165)	850	(26.9)	(8,300)
Minority interests	5,896	5,204	692	13.3	2,415

Total equity (after retained profit)	78,854	72,045	6,809	9.5	57,883

Preferred shares and securities in subordinated debt	7,352	7,745	(393)	(5.1)	8,673

Total equity and capital with the nature of financial liabilities	86,207	79,791	6,416	8.0	66,555

Recorded profit and loss statement

Million euros	2010	2009

Net consolidated profit	9,102	9,412

Other recroded revenues/expenses	1,643	5,551

Available-for-sale financial assets	(1,897)	566
Cash flow hedges	84	54
Hedges of net investments in businesses abroad	(2,253)	(1,171)
Exchange rates differences	4,913	5,573
Other revenues/expenses	2	112
Recorded in minority interests	793	417

Total recorded revenues/expenses	10,745	14,963

Attributale to the Parent Bank	9,031	14,077
Attributale to the minority interests	1,714	886

Computable capital and BIS II ratio

			Variation
Million euros	31.12.10	31.12.09	Amount		(%)	31.12.08

Core capital	53,205	48,366	4,838		10.0	38,968
Basic capital	60,617	56,615	4,002		7.1	46,894
Supplementary capital	20,670	24,309	(3,640)		(15.0)	25,225
Deductions	(2,011)	(1,221)	(790)		64.7	(3,816)

Computable capital	79,276	79,704	(428)		(0.5)	68,302

Risk-weighted assets	604,885	561,684	43,201		7.7	514,003

BIS II ratio	13.1	14.2	(1.1	p.)		13.3
Tier I (before deductions)	10.0	10.1	(0.1	p.)		9.1
Core capital	8.8	8.6	0.2	p.		7.5

Shareholders’ equity surplus (BIS II ratio)	30,885	34,769	(3,884)		(11.2)	27,182

January — December 2010           Financial Report

Consolidated financial report
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2010	2009	31.12.10	31.12.09

US$	1.3228	1.3906	1.3362	1.4406
Pound sterling	0.8570	0.8901	0.8608	0.8881
Brazilian real	2.3262	2.7577	2.2177	2.5113
New Mexican peso	16.6997	18.7756	16.5475	18.9223
Chilean peso	673.9214	775.2659	625.2748	730.7444
Argentine peso	5.1737	5.1760	5.3074	5.4761
     Financial Report           January — December 2010

The share
The Santander share, December 2010

Shareholders and trading data
Shareholders (number)	3,202,324
Shares outstanding (number)	8,329,122,098
Average daily turnover (no. of shares)	109,328,483
Share liquidity (%)	339
(Number of shares traded during the year / number of shares)

Remuneration per share(1)	euros	% (1)
Fourth interim dividend 2009 (01.05.10)	0.221826	(13.8)
First interim dividend 2010 (01.08.10)	0.135234	0.0
Santander Dividendo Elección (03.11.10)	0.119000	(0.8)
Santander Dividendo Elección (03.02.11)	0.117000	(4.8)
Fourth interim dividend 2010 (01.05.11)	0.228766	3.1

Price movements during the year
Beginning (30.12.09)	11.550
Highest	12.135
Lowest	7.110
Last (30.12.10)	7.928
Market capitalisation (millions) (30.12.10)	66,033

Stock market indicators
Price / Book value (2) (X)	0.92
P/E ratio (X)	8.42
Yield (3) (%)	6.36

(1)	Variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(3)	Total dividend 2010 / 2010 average share price
Capital stock ownership

December 2010	Shares	%
The Board of Directors	253,156,054	3.04
Institutional investors	4,926,897,662	59.15
Individuals	3,149,068,382	37.81

Total	8,329,122,098	100.00

January — December 2010           Financial Report

Information by segments
Description of the segments
Grupo Santander maintained in 2010 the general criteria used in 2009, with the following exceptions:
•
The annual adjustment to the Global Customer Relationship Model was made. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

•	Exit of Open Bank from the Santander Consumer Finance division, as it is being managed differently outside this sphere.
None of these changes was significant for the Group and do not alter its figures. The figures for 2009 were restated and include the changes in the affected areas.
With the sale of Banco de Venezuela, effective in July 2009, this bank’s results for 2009 were eliminated from the various lines of the income statement and recorded in discontinued operations.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Santander Consumer USA) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own. This bank began to be consolidated by global integration in February 2009, after its acquisition became effective.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America), Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (Global Banking & Markets). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
     Financial Report          January — December 2010

Information by principal segments
Income statement

	Net operating income				Attributable profit to the Group
Million euros	2010	2009	Amount	%	2010	2009	Amount	%

Continental Europe	9,794	10,312	(519)	(5.0)	3,885	5,031	(1,146)	(22.8)

o/w: Santander Branch Network	2,769	3,240	(470)	(14.5)	1,243	2,005	(762)	(38.0)
Banesto	1,376	1,551	(175)	(11.3)	419	738	(319)	(43.2)
Santander Consumer Finance	3,361	2,972	389	13.1	811	629	182	28.9
Portugal	650	726	(75)	(10.4)	456	531	(75)	(14.2)

United Kingdom	3,567	3,231	337	10.4	1,985	1,726	259	15.0

Latin America	12,805	11,071	1,734	15.7	4,804	3,833	971	25.3

o/w: Brazil	9,037	7,376	1,660	22.5	2,836	2,167	669	30.9
Mexico	1,458	1,542	(84)	(5.5)	682	495	188	37.9
Chile	1,311	1,196	115	9.7	683	563	120	21.3

Sovereign	1,169	582	587	100.8	424	(25)	449	—

Operating areas	27,335	25,196	2,139	8.5	11,099	10,565	533	5.0

Corporate Activities	(3,482)	(2,236)	(1,246)	55.7	(2,918)	(1,623)	(1,295)	79.8

Total Group	23,853	22,960	893	3.9	8,181	8,943	(762)	(8.5)

Ratios

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
%	2010	2009	2010	2009	2010	2009	2010	2009

Continental Europe	38.6	36.4	14.15	18.78	4.34	3.64	71	77

o/w: Santander Branch Network *	42.8	39.2	17.38	26.65	5.52	4.38	52	65
Banesto	42.8	39.9	9.43	17.24	4.11	2.97	54	64
Santander Consumer Finance	27.5	27.3	10.31	9.06	4.95	5.39	128	97
Portugal	45.4	42.8	20.34	25.38	2.90	2.27	60	65

United Kingdom	39.4	40.8	22.72	29.62	1.76	1.71	46	44

Latin America	38.4	37.3	22.66	23.67	4.11	4.25	104	105

o/w: Brazil	37.0	37.0	23.11	25.64	4.91	5.27	101	99
Mexico	38.7	34.2	19.52	18.43	1.84	1.84	215	264
Chile	36.0	33.2	30.53	32.29	3.74	3.20	89	89

Sovereign	44.5	60.2	14.87	—	4.61	5.35	75	62

Operating areas	38.9	38.3	18.42	21.02	3.53	3.21	75	76

Total Group	43.3	41.7	11.80	13.90	3.55	3.24	73	75

(1).-	With amortisations.

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2010 stood at 4.24% (3.41% in December 2009) and NPL coverage was 54% (73% in December 2009).

Operating means

	Employees		Branches
	2010	2009	2010	2009

Continental Europe	54,518	49,870	6,063	5,871

o/w: Santander Branch Network	18,893	19,064	2,931	2,934
Banesto	9,742	9,727	1,762	1,773
Santander Consumer Finance	13,852	9,362	519	310
Portugal	6,214	6,294	759	763

United Kingdom	23,649	22,949	1,416	1,322

Latin America	89,526	85,974	5,882	5,745

o/w: Brazil	53,900	50,961	3,702	3,593
Mexico	12,500	12,466	1,100	1,093
Chile	11,595	11,751	504	498

Sovereign	8,647	8,847	721	722

Operating areas	176,340	167,640	14,082	13,660

Corporate Activities	2,529	1,820

Total Group	178,869	169,460	14,082	13,660

January — December 2010           Financial Report

Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas			Europa Continental
Million euros	2010	2009	Var (%)	2010	2009	Var (%)

Income statement
Net interest income	31,902	28,509	11.9	10,957	11,456	(4.4)

Net fees	9,774	9,086	7.6	3,748	3,787	(1.0)
Gains (losses) on financial transactions	2,747	2,792	(1.6)	843	609	38.3
Other operating income (1)	286	421	(32.2)	397	364	9.1

Gross income	44,710	40,808	9.6	15,946	16,217	(1.7)

Operating expenses	(17,374)	(15,612)	11.3	(6,152)	(5,904)	4.2
General administrative expenses	(15,567)	(14,129)	10.2	(5,513)	(5,335)	3.3
Personnel	(9,061)	(8,143)	11.3	(3,429)	(3,306)	3.7
Other general administrative expenses	(6,506)	(5,986)	8.7	(2,084)	(2,028)	2.8
Depreciation and amortisation	(1,807)	(1,482)	21.9	(639)	(569)	12.2

Net operating income	27,335	25,196	8.5	9,794	10,312	(5.0)

Net loan-loss provisions	(10,147)	(9,533)	6.4	(4,190)	(3,111)	34.7
Other income	(1,116)	(865)	29.0	(192)	(151)	26.9

Profit before taxes	16,073	14,798	8.6	5,412	7,050	(23.2)

Tax on profit	(4,014)	(3,757)	6.8	(1,417)	(1,882)	(24.7)

Profit from continuing operations	12,059	11,041	9.2	3,995	5,169	(22.7)

Net profit from discontinued operations	(14)	45	—	(14)	(45)	(69.3)

Consolidated profit	12,045	11,086	8.6	3,981	5,124	(22.3)

Minority interests	946	521	81.6	96	93	3.4

Attributable profit to the Group	11,099	10,565	5.0	3,885	5,031	(22.8)

Balance sheet
Customer loans (2)	721,509	682,245	5.8	323,660	322,026	0.5
Trading portfolio (w/o loans)	134,668	114,694	17.4	57,690	50,764	13.6
Available-for-sale financial assets	64,947	59,751	8.7	23,843	20,132	18.4
Due from credit institutions (2)	118,416	141,916	(16.6)	66,925	90,530	(26.1)
Intangible assets and property and equipment	12,675	10,795	17.4	4,965	5,054	(1.7)
Other assets	124,838	88,150	41.6	22,160	21,955	0.9

Total assets/liabilities & shareholders’ equity	1,177,052	1,097,551	7.2	499,243	510,461	(2.2)

Customer deposits (2)	602,118	503,761	19.5	247,715	198,144	25.0
Marketable debt securities (2)	130,060	128,869	0.9	48,413	50,610	(4.3)
Subordinated debt (2)	18,347	17,673	3.8	1,740	2,079	(16.3)
Insurance liabilities	10,449	16,916	(38.2)	933	10,287	(90.9)
Due to credit institutions (2)	178,781	208,889	(14.4)	77,029	117,509	(34.4)
Other liabilities	174,111	168,995	3.0	95,993	105,366	(8.9)
Shareholders’ equity (3)	63,187	52,448	20.5	27,420	26,466	3.6

Other customer funds under management	145,547	144,313	0.9	53,968	70,289	(23.2)

Mutual funds	113,510	105,216	7.9	37,519	44,598	(15.9)
Pension funds	10,965	11,310	(3.0)	10,965	11,310	(3.0)
Managed portfolios	20,314	18,364	10.6	5,484	5,499	(0.3)
Savings-insurance policies	758	9,422	(92.0)	—	8,882	(100.0)

Customer funds under management	896,072	794,615	12.8	351,836	321,122	9.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
     Financial Report           January — December 2010

Information by principal segments
Income statement and balance sheet of principal segments

	United Kingdom			Latin America
Million euros	2010	2009	Var (%)	2010	2009	Var (%)

Income statement
Net interest income	4,431	3,934	12.6	14,778	11,959	23.6

Net fees	957	993	(3.6)	4,661	3,925	18.7
Gains (losses) on financial transactions	465	506	(8.2)	1,410	1,663	(15.2)
Other operating income (1)	29	27	5.8	(74)	121	—

Gross income	5,882	5,460	7.7	20,776	17,668	17.6

Operating expenses	(2,315)	(2,229)	3.8	(7,971)	(6,597)	20.8
General administrative expenses	(2,029)	(1,997)	1.6	(7,193)	(6,032)	19.3
Personnel	(1,209)	(1,170)	3.4	(3,955)	(3,210)	23.2
Other general administrative expenses	(819)	(827)	(0.9)	(3,238)	(2,822)	14.7
Depreciation and amortisation	(286)	(233)	22.7	(778)	(566)	37.5

Net operating income	3,567	3,231	10.4	12,805	11,071	15.7

Net loan-loss provisions	(760)	(881)	(13.8)	(4,687)	(4,970)	(5.7)
Other income	(85)	17	—	(747)	(673)	11.0

Profit before taxes	2,722	2,367	15.0	7,371	5,428	35.8

Tax on profit	(737)	(641)	15.0	(1,717)	(1,257)	36.6

Profit from continuing operations	1,985	1,726	15.0	5,654	4,171	35.6

Net profit from discontinued operations	—	—	—	—	90	(100.0)

Consolidated profit	1,985	1,726	15.0	5,654	4,261	32.7

Minority interests	0	0	—	850	428	98.5

Attributable profit to the Group	1,985	1,726	15.0	4,804	3,833	25.3

Pro memoria:

	Million sterling			Million dollars
Gross income	5,041	4,860	3.7	27,483	24,570	11.9
Net operating income	3,057	2,876	6.3	16,939	15,395	10.0
Attributable profit to the Group	1,701	1,536	10.7	6,355	5,331	19.2

Balance sheet
Customer loans (2)	233,856	227,713	2.7	127,268	97,901	30.0
Trading portfolio (w/o loans)	45,187	41,245	9.6	31,580	22,521	40.2
Available-for-sale financial assets	204	897	(77.3)	30,697	29,154	5.3
Due from credit institutions (2)	29,137	28,745	1.4	21,632	22,146	(2.3)
Intangible assets and property and equipment	2,323	1,424	63.1	4,880	3,926	24.3
Other assets	42,063	24,522	71.5	57,186	38,105	50.1

Total assets/liabilities & shareholders’ equity	352,769	324,546	8.7	273,243	213,753	27.8

Customer deposits (2)	184,548	166,607	10.8	137,848	108,122	27.5
Marketable debt securities (2)	64,326	58,611	9.7	15,376	8,411	82.8
Subordinated debt (2)	8,143	8,577	(5.1)	5,683	4,888	16.3
Insurance liabilities	1	3	(64.4)	9,515	6,627	43.6
Due to credit institutions (2)	54,159	57,879	(6.4)	38,026	32,765	16.1
Other liabilities	29,831	26,946	10.7	45,989	34,994	31.4
Shareholders’ equity (3)	11,762	5,923	98.6	20,805	17,946	15.9

Other customer funds under management	14,369	10,937	31.4	77,180	62,759	23.0

Mutual funds	14,369	10,937	31.4	61,621	49,681	24.0
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	14,800	12,538	18.0
Savings-insurance policies	—	—	—	758	540	40.4

Customer funds under management	271,386	244,731	10.9	236,087	184,181	28.2

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — December 2010           Financial Report

Information by principal segments

Continental Europe

Gross income
Million euros

16,217
15,946
-1.7%
2009
2010

Operating expenses
Million euros

5,904
6,152
+4.2%
2009
2010

Net operating income
Million euros

10,312
9,794
-5.0%
2009
2010

Attributable profit
Million euros

5,031
3,885(1)
-22.8%
2009
2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 4,357 million; -13.4%

United Kingdom

Gross income
Million euros

5,460
5,882
+7.7%*
2009
2010

* In sterling: +3.7%

Operating expenses
Million euros

2,229
2,315
+3.8%*
2009
2010

* In sterling: -0.1%

Net operating income
Million euros

3,231
3,567
+10.4%*
2009
2010

* In sterling: +6.3%

Attributable profit
Million euros

1,726
1,985
+15.0%*
2009
2010

* In sterling: +10.7%

Latin America

Gross income
Million euros

17,668
20,776
+17.6%*
2009
2010

* Excluding exchange rate impact:+1.3%

Operating expenses
Million euros

6,597
7,971
+20.8%*
2009
2010

* Excluding exchange rate impact: +4.5%

Net operating income
Million euros

11,071
12,805
+15.7%*
2009
2010

* Excluding exchange rate impact: -0.6%

Attributable profit
Million euros

3,833
4,804
+25.3%*
2009
2010

* Excluding exchange rate impact: +10.5%

     Financial Report           January — December 2010

Information by principal segments
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)	2010	Var (%)

Income statement
Net interest income	3,682	(9.0)	1,521	(12.9)	3,663	13.4	724	(8.7)

Net fees	1,080	(9.0)	617	1.6	955	11.8	357	3.9
Gains (losses) on financial transactions	110	(14.0)	196	18.9	(6)	(60.1)	67	(17.3)
Other operating income (1)	(31)	1.4	69	8.0	22	4.7	42	(17.4)

Gross income	4,841	(9.1)	2,403	(7.0)	4,634	13.3	1,190	(6.2)

Operating expenses	(2,072)	(0.8)	(1,027)	(0.4)	(1,273)	13.8	(540)	(0.6)
General administrative expenses	(1,910)	(1.0)	(904)	(0.6)	(1,156)	13.9	(467)	(0.3)
Personnel	(1,234)	(0.1)	(666)	(2.4)	(595)	17.3	(321)	1.1
Other general administrative expenses	(676)	(2.7)	(237)	4.8	(561)	10.5	(146)	(3.2)
Depreciation and amortisation	(161)	1.9	(124)	0.8	(117)	13.3	(73)	(2.4)

Net operating income	2,769	(14.5)	1,376	(11.3)	3,361	13.1	650	(10.4)

Net loan-loss provisions	(1,091)	127.1	(709)	87.0	(2,017)	2.6	(110)	20.8
Other income	25	—	(29)	26.3	(143)	215.0	20	132.4

Profit before taxes	1,703	(38.0)	637	(44.5)	1,201	25.1	560	(12.9)

Tax on profit	(460)	(38.0)	(161)	(51.7)	(339)	23.9	(104)	(6.5)

Profit from continuing operations	1,243	(38.0)	476	(41.6)	861	25.5	457	(14.2)

Net profit from discontinued operations	—	—	—	—	(14)	(69.3)	—	—

Consolidated profit	1,243	(38.0)	476	(41.6)	847	32.1	457	(14.2)

Minority interests	0	(33.7)	57	(26.0)	37	192.2	1	(41.9)

Attributable profit to the Group	1,243	(38.0)	419	(43.2)	811	28.9	456	(14.2)

Balance sheet
Customer loans (2)	111,372	(3.4)	75,624	0.2	63,342	11.4	30,102	(6.8)
Trading portfolio (w/o loans)	—	—	6,575	(4.1)	1,146	(0.5)	1,741	35.4
Available-for-sale financial assets	—	—	9,025	15.2	558	16.1	6,458	67.0
Due from credit institutions (2)	214	937.3	17,103	(27.2)	8,016	17.2	3,401	(39.6)
Intangible assets and property and equipment	1,201	(0.9)	1,374	(3.5)	889	4.3	480	(1.3)
Other assets	481	(13.0)	7,520	2.6	2,892	3.2	7,091	45.7

Total assets/liabilities & shareholders’ equity	113,268	(3.2)	117,222	(4.2)	76,844	11.4	49,272	1.7

Customer deposits (2)	85,667	18.3	59,721	7.5	25,950	16.1	21,727	45.4
Marketable debt securities (2)	—	—	27,684	(7.4)	11,717	58.4	7,544	(35.4)
Subordinated debt(2)	—	—	1,304	(2.7)	428	(7.9)	0	(99.9)
Insurance liabilities	—	—	—	—	—	—	79	(98.4)
Due to credit institutions (2)	457	18.2	13,422	(26.9)	25,864	(6.4)	16,818	23.0
Other liabilities	20,089	(45.8)	10,611	(17.7)	4,273	15.3	1,171	(11.7)
Shareholders’ equity (3)	7,056	(1.8)	4,480	3.4	8,611	15.5	1,933	9.7

Other customer funds under management	26,864	(7.2)	9,616	(12.9)	24	—	4,655	(54.3)

Mutual funds	20,347	(6.1)	5,712	(22.5)	19	—	3,209	(19.4)
Pension funds	6,132	(1.1)	1,337	(5.6)	5	—	1,315	(5.9)
Managed portfolios	—	—	117	1.7	—	—	131	7.1
Savings-insurance policies	385	(64.9)	2,450	14.8	—	—	—	(100.0)

Customer funds under management	112,531	11.0	98,325	0.5	38,118	26.1	33,927	(8.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — December 2010           Financial Report

Information by principal segments

Santander Branch Network

Gross income
Million euros
5,328
4,841
-9.1%
2009 2010
Operating expenses
Million euros
2,089
2,072
-0.8%
2009 2010
Net operating income
Million euros
3,240
2,769
-14.5%
2009 2010
Attributable profit
Million euros
2,005
1,243(1)
-38.0%
2009 2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 1,536 million; -23.4%

Banesto

Gross income
Million euros
2,583
2,403
-7.0%
2009 2010
Operating expenses
Million euros
1,032
1,027
-0.4%
2009 2010
Net operating income
Million euros
1,551
1,376
-11.3%
2009 2010
Attributable profit
Million euros
738
419(1)
-43.2%
2009 2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 531 million; -28.1%

Santander Consumer Finance

Gross income
Million euros
4,090
4,634
+13.3%
2009 2010
Operating expenses
Million euros
1,118
1,273
+13.8%
2009 2010
Net operating income
Million euros
2,972
3,361
+13.1%
2009 2010
Attributable profit
Million euros
629
811(1)
+28.9%
2009 2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 829 million; +31.8%

Portugal

Gross income
Million euros
1,269
1,190
-6.2%
2009 2010
Operating expenses
Million euros
544
540
-0.6%
2009 2010
Net operating income
Million euros
726
650
-10.4%
2009 2010
Attributable profit
Million euros
531
456
-14.2%
2009 2010

     Financial Report            January — December 2010

Information by principal segments
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Income statement
Net interest income	10,490	27.7	1,638	7.7	1,514	27.3

Net fees	3,001	20.7	568	11.5	411	15.4
Gains (losses) on financial transactions	975	7.4	177	(46.6)	90	(57.3)
Other operating income (1)	(114)	—	(3)	(83.3)	33	(3.3)

Gross income	14,352	22.7	2,380	1.6	2,048	14.4

Operating expenses	(5,316)	22.9	(922)	15.2	(737)	24.0
General administrative expenses	(4,807)	20.9	(815)	14.2	(651)	23.6
Personnel	(2,592)	27.0	(430)	12.0	(409)	27.5
Other general administrative expenses	(2,215)	14.4	(385)	16.7	(242)	17.6
Depreciation and amortisation	(509)	45.9	(107)	23.6	(85)	27.1

Net operating income	9,037	22.5	1,458	(5.5)	1,311	9.7

Net loan-loss provisions	(3,709)	5.3	(469)	(38.9)	(323)	(22.7)
Other income	(746)	13.4	(29)	14.5	31	(11.2)

Profit before taxes	4,582	43.4	960	28.1	1,019	25.4

Tax on profit	(1,207)	33.0	(148)	57.1	(159)	40.4

Profit from continuing operations	3,375	47.5	812	23.9	860	22.9

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,375	47.5	812	23.9	860	22.9

Minority interests	539	345.4	130	(19.2)	177	29.9

Attributable profit to the Group	2,836	30.9	682	37.9	683	21.3

Balance sheet
Customer loans (2)	71,027	31.7	15,156	31.9	25,732	32.8
Trading portfolio (w/o loans)	11,529	42.9	13,004	43.6	3,532	40.8
Available-for-sale financial assets	21,257	12.6	3,716	(8.0)	2,825	0.3
Due from credit institutions(2)	10,863	(4.4)	4,478	(14.0)	2,349	(7.2)
Intangible assets and property and equipment	3,813	29.2	401	9.3	374	6.4
Other assets	41,775	73.4	4,394	20.3	3,987	51.6

Total assets/liabilities & shareholders’ equity	160,264	34.4	41,148	21.7	38,799	28.4

Customer deposits (2)	75,669	27.7	21,144	33.2	18,108	23.8
Marketable debt securities (2)	9,164	99.8	363	(13.2)	5,590	75.6
Subordinated debt (2)	4,372	13.9	—	(100.0)	1,100	35.3
Insurance liabilities	8,857	43.3	303	34.0	332	67.7
Due to credit institutions (2)	24,211	79.8	7,489	(14.3)	5,555	(11.2)
Other liabilities	26,384	24.0	7,858	29.0	5,926	71.6
Shareholders’ equity (3)	11,608	8.9	3,991	66.1	2,187	29.6

Other customer funds under management	48,727	28.3	10,114	22.8	5,875	10.3

Mutual funds	43,942	27.3	10,005	22.8	5,806	9.8
Pension funds	—	—	—	—	—	—
Managed portfolios	4,205	38.6	—	—	—	—
Savings-insurance policies	580	40.1	109	25.1	69	78.3

Customer funds under management	137,931	30.5	31,622	28.6	30,674	28.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
Latin America. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Brazil	14,352	22.7	9,037	22.5	2,836	30.9
Mexico	2,380	1.6	1,458	(5.5)	682	37.9
Chile	2,048	14.4	1,311	9.7	683	21.3
Puerto Rico	363	8.9	186	12.5	38	13.2
Colombia	187	17.3	75	11.3	41	24.1
Argentina	827	16.4	454	8.9	297	31.5
Uruguay	169	17.4	76	14.4	67	30.3
Rest	167	(15.3)	46	(29.9)	21	(80.7)

Subtotal	20,493	17.9	12,643	16.0	4,665	26.9

Santander Private Banking	283	(2.5)	162	(7.2)	139	(10.7)

Total	20,776	17.6	12,805	15.7	4,804	25.3

January — December 2010          Financial Report

Information by principal segments

Brazil

Gross income
Million euros

11,702
14,352
+22.7%*
2009
2010

* Excluding exchange rate impact: +3.5%

Operating expenses
Million euros

4,325
5,316
+22.9%*
2009
2010

* Excluding exchange rate impact: +3.7%

Net operating income
Million euros

7,376
9,037
+22.5%*
2009
2010

* Excluding exchange rate impact: +3.3%

Attributable profit
Million euros

2,167
2,836
+30.9%*
2009
2010

* Excluding exchange rate impact: +10.4%

Mexico

Gross income
Million euros

2,342
2,380
+1.6%*
2009
2010

* Excluding exchange rate impact: -9.6%

Operating expenses
Million euros

800
922
+15.2%*
2009
2010

* Excluding exchange rate impact: +2.5%

Net operating income
Million euros

1,542
1,458
-5.5%*
2009
2010

* Excluding exchange rate impact: -15.9%

Attributable profit
Million euros

495
682
+37.9%*
2009
2010

* Excluding exchange rate impact: +22.7%

Chile

Gross income
Million euros

1,790
2,048
+14.4%*
2009
2010

* Excluding exchange rate impact: -0.5%

Operating expenses
Million euros

594
737
+24.0%*
2009
2010

* Excluding exchange rate impact: +7.8%

Net operating income
Million euros

1,196
1,311
+9.7%*
2009
2010

* Excluding exchange rate impact: -4.7%

Attributable profit
Million euros

563
683
+21.3%*
2009
2010

* Excluding exchange rate impact: +5.4%

     Financial Report          January — December 2010

Information by principal segments
Sovereign

			Variation
Million euros	2010	2009(*)	Amount	(%)

Income statement
Net interest income	1,736	1,160	575	49.6

Net fees	408	380	27	7.2
Gains (losses) on financial transactions	29	13	16	124.0
Other operating income (1)	(66)	(91)	24	(26.9)

Gross income	2,106	1,463	643	44.0

Operating expenses	(937)	(881)	(56)	6.4
General administrative expenses	(832)	(766)	(66)	8.6
Personnel	(468)	(457)	(11)	2.3
Other general administrative expenses	(364)	(309)	(55)	17.9
Depreciation and amortisation	(105)	(114)	10	(8.5)

Net operating income	1,169	582	587	100.8

Net loan-loss provisions	(510)	(571)	61	(10.7)
Other income	(92)	(58)	(34)	58.5

Profit before taxes	567	(47)	614	—

Tax on profit	(143)	22	(165)	—

Profit from continuing operations	424	(25)	449	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	424	(25)	449	—

Minority interests	—	—	—	—

Attributable profit to the Group	424	(25)	449	—

Balance sheet
Customer loans (2)	36,724	34,605	2,119	6.1
Trading portfolio (w/o loans)	211	163	48	29.3
Available-for-sale financial assets	10,203	9,568	635	6.6
Due from credit institutions (2)	722	496	226	45.7
Intangible assets and property and equipment	507	391	116	29.7
Other assets	3,430	3,568	(138)	(3.9)

Total assets/liabilities & shareholders’ equity	51,797	48,791	3,006	6.2

Customer deposits(2)	32,007	30,888	1,119	3.6
Marketable debt securities (2)	1,945	11,236	(9,292)	(82.7)
Subordinated debt (2)	2,781	2,129	652	30.6
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	9,567	736	8,830	—
Other liabilities	2,297	1,689	608	36.0
Shareholders’ equity (3)	3,200	2,113	1,088	51.5

Other customer funds under management	30	327	(297)	(90.9)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	30	327	(297)	(90.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	36,763	44,581	(7,818)	(17.5)

(*).-	Data February-December

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — December 2010          Financial Report

Information by principal segments
Corporate Activities

			Variation
Million euros	2010	2009	Amount	(%)

Income statement
Net interest income	(2,678)	(2,210)	(468)	21.2

Net fees	(40)	(6)	(35)	622.2
Gains (losses) on financial transactions	(142)	631	(773)	—
Dividends	64	121	(58)	(47.5)
Income from equity-accounted method	(2)	(15)	14	(89.1)
Other operating income/expenses (net)	137	52	85	162.7

Gross income	(2,660)	(1,427)	(1,234)	86.5

Operating expenses	(822)	(809)	(12)	1.5
General administrative expenses	(689)	(695)	7	(0.9)
Personnel	(268)	(307)	39	(12.7)
Other general administrative expenses	(420)	(388)	(32)	8.4
Depreciation and amortisation	(133)	(114)	(19)	16.4

Net operating income	(3,482)	(2,236)	(1,246)	55.7

Net loan-loss provisions	(111)	50	(161)	—
Other income	(428)	(848)	420	(49.6)

Profit before taxes (w/o capital gains)	(4,021)	(3,034)	(987)	32.5

Tax on profit	1,091	1,421	(330)	(23.2)

Profit from continuing operations (w/o capital gains)	(2,930)	(1,614)	(1,316)	81.6

Net profit from discontinued operations	(13)	(15)	1	(9.3)

Consolidated profit (w/o capital gains)	(2,943)	(1,628)	(1,315)	80.8

Minority interests	(25)	(5)	(20)	383.6

Attributable profit to the Group (w/o capital gains)	(2,918)	(1,623)	(1,295)	79.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(2,918)	(1,623)	(1,295)	79.8

Balance sheet
Trading portfolio (w/o loans)	5,123	4,331	792	18.3
Available-for-sale financial assets	21,288	26,870	(5,581)	(20.8)
Investments	38	32	6	19.9
Goodwill	24,622	22,865	1,757	7.7
Liquidity lent to the Group	27,766	49,677	(21,911)	(44.1)
Capital assigned to Group areas	63,187	52,448	10,739	20.5
Other assets	64,806	64,511	296	0.5

Total assets/liabilities & shareholders’ equity	206,830	220,733	(13,903)	(6.3)

Customer deposits (1)	14,258	3,216	11,042	343.4
Marketable debt securities (1)	62,812	83,094	(20,282)	(24.4)
Subordinated debt (1)	12,128	19,131	(7,004)	(36.6)
Other liabilities	47,210	50,106	(2,896)	(5.8)
Group capital and reserves (2)	70,423	65,186	5,237	8.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	89,198	105,442	(16,244)	(15.4)

(1).-	Including all on-balance sheet balances for this item

(2).-	Not including profit of the year
     Financial Report          January — December 2010

Information by secondary segments
Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)	2010	Var (%)

Income statement
Net interest income	31,902	11.9	28,994	12.4	2,676	6.7	232	15.6

Net fees	9,774	7.6	8,058	7.0	1,292	14.6	425	(1.5)
Gains (losses) on financial transactions	2,747	(1.6)	1,333	(3.0)	1,364	(1.4)	49	45.0
Other operating income (1)	286	(32.2)	(264)	221.0	175	5.7	375	10.9

Gross income	44,710	9.6	38,121	10.1	5,508	6.2	1,081	7.7

Operating expenses	(17,374)	11.3	(15,552)	10.7	(1,480)	17.7	(343)	10.3
General administrative expenses	(15,567)	10.2	(13,929)	9.8	(1,343)	15.0	(295)	5.9
Personnel	(9,061)	11.3	(8,002)	10.6	(898)	18.6	(161)	7.9
Other general administrative expenses	(6,506)	8.7	(5,927)	8.8	(445)	8.3	(134)	3.7
Depreciation and amortisation	(1,807)	21.9	(1,623)	19.2	(137)	54.4	(47)	48.3

Net operating income	27,335	8.5	22,569	9.7	4,027	2.6	739	6.5

Net loan-loss provisions	(10,147)	6.4	(10,142)	5.9	(5)	—	(0)	—
Other income	(1,116)	29.0	(1,083)	33.3	(16)	—	(17)	(68.0)

Profit before taxes	16,073	8.6	11,345	11.4	4,007	1.1	721	11.4

Tax on profit	(4,014)	6.8	(2,743)	11.7	(1,071)	(1.2)	(200)	(8.6)

Profit from continuing operations	12,059	9.2	8,602	11.2	2,936	2.0	521	21.6

Net profit from discontinued operations	(14)	—	(14)	—	—	—	—	—

Consolidated profit	12,045	8.6	8,588	10.4	2,936	2.0	521	21.6

Minority interests	946	81.6	648	79.3	238	81.1	59	114.1

Attributable profit to the Group	11,099	5.0	7,940	7.0	2,698	(1.8)	462	15.2

Business volumes
Total assets	1,177,052	7.2	862,055	6.0	281,937	10.9	33,060	11.1
Customer loans	721,509	5.8	651,871	5.4	69,179	9.4	459	(22.2)
Customer deposits	602,118	19.5	514,330	14.1	83,689	60.0	4,100	710.3

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
Retail Banking, Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Continental Europe	13,520	(2.4)	8,194	(5.4)	2,774	(27.8)

o/w: Spain	7,855	(10.2)	4,403	(16.4)	1,553	(43.4)
Portugal	985	(8.7)	485	(15.6)	340	(19.3)

United Kingdom	5,159	6.8	3,058	10.2	1,557	16.0

Latin America	17,351	19.9	10,163	18.8	3,196	41.6

o/w: Brazil	12,190	25.7	7,289	27.1	1,798	59.1
Mexico	1,841	(2.6)	1,038	(12.7)	430	45.6
Chile	1,721	17.0	1,067	12.5	519	32.2

Sovereign	2,091	42.9	1,154	98.2	413	—

Total Retail Banking	38,121	10.1	22,569	9.7	7,940	7.0

Asset Management and Insurance. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Mutual funds	267	7.9	113	8.7	70	77.7
Pension funds	25	(13.2)	16	(18.4)	11	(11.0)
Insurance	790	8.4	610	6.9	381	9.0

Total Asset Management and Insurance	1,081	7.7	739	6.5	462	15.2

January — December 2010          Financial Report

Information by secondary segments

Retail Banking

Gross income
Million euros

34,619
38,121
+10.1%
2009
2010

Operating expenses
Million euros

14,044
15,552
+10.7%
2009
2010

Net operating income
Million euros

20,576
22,569
+9.7%
2009
2010

Attributable profit
Million euros

7,417
7,940(1)
+7.0%
2009
2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 8,377 million; +13.0%

Global Wholesale Banking

Gross income breakdown
Million euros

Total
5,184
+6%
5,508
Proprietary trading & portfolios
+27%
793
Equity
-10%
848
Rates
-10%
1,179
Credit
+14%
1,018
Corporate Finance
+44%
166
Global Transaction Banking
+15%
1,503
Customers +3%
2009
2010

Net operating income
Million euros

3,927
4,027
+2.6%
2009
2010

Attributable profit
Million euros

2,748
2,698(1)
-1.8%
2009
2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 2,733 million; -0.5%

Asset Management and Insurances

Total Group revenues
Million euros

Total
3,603
+10%
3,966
Insurances
+11%
2,688
Asset Management
+8%
1,278
2009
2010

Net operating income
Million euros

694
739
+6.5%
2009
2010

Attributable profit
Million euros

401
462
+15.2%
2009
2010

     Financial Report          January — December 2010

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 11, 2011	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President